

06014843



RECEIVED
2006 JUL -3 P 4: 40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

| M A Y E R |
| B R O W N |
| R O W E |
| & M A W |

June 29, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Schwarz Pharma AG (File No. 82-4406)

SUPPL

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

By UPS

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Articles of Association.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

Encl

cc: Sylvia Heitzer
  Schwarz Pharma AG
  Philip O. Brandes
  Reb D. Wheeler

PROCESSED

JUL 0 5 2006

THOMSON
FINANCIAL

17380379

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Independent Mexico City Correspondent: Jauregui, Navarrete, Nader y Rojas, S.C.

Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

Translation from the German Language

Disclaimer

It should be noted that this document is merely a convenience translation of the Articles of Association and that the German version of this document prevails. Only the German version of this document is legally binding on SCHWARZ PHARMA AG and its directors, managers and employees. Every effort was made to assure the accuracy of this translation, which is provided as a courtesy and for informal purposes only. No warranty is made as to its completeness and accuracy and SCHWARZ PHARMA AG, its directors, managers, and employees do not assume any liability with respect hereto.

ARTICLES OF ASSOCIATION

of

Schwarz Pharma Aktiengesellschaft

with its registered office in Monheim

in the version as of May 10, 2006

I.
General Provisions

§ 1
Registered Office and Company

(1)   The name of the Company is:
> Schwarz Pharma Aktiengesellschaft.

(2)   The registered office of the Company is in Monheim.

§ 2
Purpose of the Company

(1)   The purpose of the Company is the production, marketing and sales of drugs and pharmaceutical-chemical or cosmetics products.

(2)   The Company is authorized to conduct all transactions and take all measures which further the purpose of the Company.

(3)   The Company is authorized to establish branch offices, plants and/or subsidiaries, in Germany and abroad, and to acquire and participate in other enterprises.

(4)   The Company may execute all types of contracts between enterprises, and may divide or leave its business either entirely or partially to affiliated enterprises. Further, it may merge enterprises in which it participates under its own direction or may confine itself to the management of such enterprises.

§ 3
Duration of the Company

The Company's duration is not limited to a specific amount of time.

§ 4
Notices

The publications of the Company shall be made in the electronic Federal Gazette.

II.
Share Capital and Shares

§ 5
Share Capital

(1)   The share capital of the company amounts to EUR 60.926.326,50--
(in words: sixty million nine hundred twenty six thousand three hundred twenty six EURO and fifty CENTS).

(2)   The share capital shall be comprised of 46.866.405 non-par-value bearer shares.

(3)   The Executive Board is authorized to increase the share capital of the Company with the consent of the Supervisory Board until 10 May 2010 by issuing new no-par value bearer shares against cash or contributions in kind by up to a total amount of Euro 29,302,000.00 (Authorized Capital):

In each case ordinary shares and/or non-voting preference shares may be issued. To the extent non-voting preference shares are issued within the scope of the Authorized Capital they are to be endowed with a cumulative preference dividend. In addition to the cumulative preference dividend a non-cumulative additional dividend can be granted. In each case the preference shares can be put on par with non-voting preference shares already issued regarding the distribution of profits and Company assets.

The shareholders are to be granted pre-emptive rights unless and to the extent the Executive Board with the consent of the Supervisory Board makes use of the following authorizations to exclude the shareholders' pre-emptive rights. The Executive Board is authorized with the consent of the Supervisory Board to:

-    exclude the shareholders' pre-emptive rights within the scope of one or more capital increases against cash by up to a total amount of Euro 1,170,000.00 if the new shares are issued to employees of the Company or any of its affiliated companies pursuant to § 15 et seq. of the German Stock Corporation Act (AktG);

-    exclude the shareholders' pre-emptive rights pursuant to § 186 para. 3 sentence 4 of the German Stock Corporation Act (AktG) when using the Authorized Capital once or several times by up to a maximum of ten percent of the share capital existing at the time the pre-emptive rights are excluded pursuant to § 186 para. 3 sentence 4 of the German Stock Corporation Act (AktG) for the first time. For the purpose of the maximum limit of ten percent of the share capital, up to which the pre-emptive rights may be excluded, shares are to be taken into account which were issued during the term of this Authorized Capital excluding the shareholders' pre-emptive rights based on another authorization applying the provisions of § 186 para. 3 sentence 4 of the German Stock Corporation Act (AktG); also to be taken into account are shares, which during the term of this Authorized Capital will be issued for the purpose of servicing bonds with conversion or option rights which on their part were issued based on the application of the provisions of § 186 para. 3 sentence 4 of the German Stock Corporation Act (AktG). To the extent the Executive Board makes use of the authorization to exclude the shareholders' pre-emptive rights, the issue price of the new shares may not be substantially lower than the market price of the shares already issued at the time when the issue price is determined which shall occur as close as possible to the time when the new shares are issued;

-    exclude the shareholders' pre-emptive rights within the scope of one or more capital increases if the capital increase occurs against contributions in kind;

-    exclude the shareholders' pre-emptive rights as far as this is necessary to grant holders of option or conversion rights, such rights being part of option of conversion rights issued by Schwarz Pharma AG or by a direct or indirect 100 % subsidiary of Schwarz Pharma AG, pre-emptive rights to the extent

such holders would be entitled to them after exercising their option or conversion right.

The Executive Board is also authorized, with the consent of the Supervisory Board, to exclude from the pre-emptive rights fractional amounts and – in the event of a simultaneous issue of bearer ordinary shares and non-voting preference shares after the Authorized Capital has been (partly) used by issuing non-voting preference shares - to exclude the pre-emptive rights of holders of shares of one class to shares of the other class if the existing participation ratio for both classes of shares is preserved.

The Executive Board is authorized, with the consent of the Supervisory Board, to determine the further content of the rights of the shares and the conditions of the issuance of the shares. The Supervisory Board is authorized to adjust the wording of the Articles of Association in accordance with the consummation of the capital increase resulting from the Authorized Capital or after the expiration of the term of the authorization."

(4) repealed

(5) The Company reserves the right to issue additional non-voting preferred shares, which shall have equal rights upon a distribution of profits or of the Company's assets as the pre-existing non-voting preferred shares.

(6) The Executive Board is authorized to issue new shares from the Authorized Capital to employees of the Company or its affiliates.

(7) repealed

(8) The share capital is conditionally increased by up to EUR 20,800,000.-- divided into up to 16,000,000 shares (Conditional Capital 2006). The conditional capital increase will be carried out only to the extent that the bearers of convertible bonds and/or of bonds with warrants, issued by the Company or its direct or indirect subsidiaries against cash payments on the basis of the authorization adopted by a shareholders' resolution in the Annual General Meeting on 10 May 2006 for the period up to 9 May 2011, exercise their conversion and/ or option rights or to the extent that the bearers of mandatory convertible bonds fulfill their conversion obligation, and in so far as no own shares are used to satisfy to the holders of bonds. The holders of the new shares are entitled to dividend payments from the start of the financial year in which they are issued upon exercising conversion rights and/or option rights or the fulfillment of a mandatory conversion obligation. The Executive Board is authorized to determine, with the consent of the Supervisory Board, any other details necessary for the implementation of the conditional capital increase. The Supervisory Board is authorized to amend § 5 of the Company's Articles of Association in accordance with the respective utilization of the Conditional Capital 2006."

(9) The Company's share capital is conditionally increased through the issuance of new shares by an amount of up to EUR 4.160.000,-- divided up to 3.200.000 non-par-value bearer shares (Conditional Capital 2000). The conditional capital increase will only be implemented to the extent that the bearers of convertible bonds issued by Schwarz Pharma Aktiengesellschaft on the basis of the authorization granted by the Shareholders' Meeting of May 10, 2000 exercise their conversion rights to exchange the bonds for new shares. The new shares shall participate in profits starting at the beginning of the business year in which they, through the exercise of

conversion rights, come into being. The Executive Board is authorized, subject to the approval of the Supervisory Board, to determine the further details of the conditional capital increase and its implementation. The Supervisory Board is authorized to amend § 5 of the Articles of Association accordingly to reflect the respective utilization of conditional capital.

(10) The share capital of the Company shall be conditionally increased by up to EUR 4,420,000.00 through the issue of up to 3,400,000 no-par value bearer shares, each share with a proportionate amount of EUR 1.30 of the share capital of the Company (Conditional Capital 2003). The Conditional Capital 2003 serves exclusively to fulfill the option rights of the beneficiaries as issued by the Company pursuant to the authorization of the Ordinary General Shareholders' Meeting on May 13, 2003. The conditional capital increase shall be carried out only to the extent that the holders of the option rights make use of their option rights and the Company does not fulfill the option rights by transferring own shares or making a cash payment. The new shares first participate in the profit from the beginning of the financial year for which at the time of their issue a shareholders' meeting to receive the audited financial statements has not yet occurred. The Supervisory Board shall be authorized to amend Section 5 of the Articles of Association of the Company according to the actual utilization of the conditional capital.

§ 6
Shares

(1) The shares are bearer shares.

(2) The form and content of the share certificates, coupons and renewal coupons of the Company shall be determined by the Executive Board, subject to the approval of the Supervisory Board. The same applies to bonds and warrants.

(3) The Company shall be entitled to issue certificates of individual shares (individual certificates) or of several shares (collective certificates). The Executive Board shall, with the consent of the Supervisory Board, determine the form and contents of share certificates and any dividend and renewal coupons. The shareholder's claim to have shares or dividend-claims securitized shall be excluded.

III.
The Executive Board

§ 7
Composition of the Executive Board

(1) The Executive Board shall consist of at least two members.

(2) The Supervisory Board shall appoint the members of the Executive Board and determine their number. It can appoint alternate members of the Executive Board.

(3) The Supervisory Board shall appoint a member of the Executive Board to serve as its Chairperson. It can appoint a Vice Chairperson.

§ 8
Representation of the Company

(1) The Company shall be legally represented by two members of the Executive Board or by one member of the Executive Board together with a designated representative (Prokurist).

(2) Alternate members of the Executive Board shall have representative powers equal to those of full members.

(3) The Supervisory Board can exempt individual or all members of the Executive Board from the restriction on multiple representation set forth in § 181 of the German Civil Code (BGB). The exemption from the restriction on multiple representation set forth in § 181 of the BGB can be revoked at any time.

§ 9
Limitations on the Authority of the Executive Board

The Executive Board is obligated, vis-à-vis the Company, to adhere to limitations on its management authority set by either the Supervisory Board or the Articles of Association, or a resolution adopted at the Shareholders' Meeting pursuant to § 119 of the Stock Corporation Act (AktG).

IV.
The Supervisory Board

§ 10
Composition, Term of Office, Resignation

(1) The Supervisory Board of the Company shall consist of nine members. Six members are elected at the Shareholders' Meeting according to the Stock Corporation Act and three by the employees pursuant to the Industrial Relations Act of 1952.

(2) Each member of the Supervisory Board shall be elected for a period lasting through the conclusion of the Shareholders' Meeting at which the formal approval of such member's action in office in the fourth year after the commencement of such member's term in office is decided. The year in which a term begins is not counted in this calculation. The Shareholders' Meeting can determine a shorter term of office for a shareholder elected member of the Supervisory Board at the time of election.

(3) Replacement members can be elected for the Supervisory Board members; the order in which replacement members succeed to the positions of prematurely resigning shareholders members shall be determined upon election of the replacement members.

(4) In the event that a replacement member of the Supervisory Board is elected to fill the position of a prematurely resigning member, he shall hold that office for the duration of the resigned member's term, to the extent not otherwise determined at the Shareholders' Meeting. In the event that a replacement member of the Supervisory Board fills a vacancy left by a shareholder elected member, his office shall terminate at the conclusion of the next Shareholders' Meeting or the one after that, if

at either such meeting an election is held for the office of the resigned member, and otherwise at the end of the normal term of the resigned member. If a replacement member's term ends prematurely, such replacement member shall reassume his original position as replacement member, provided such replacement member was elected to fill the positions of more than one resigning member.

(5) For elections of shareholder members or replacement members of the Supervisory Board, the Chairperson of the Shareholders' Meeting may submit for shareholder vote lists of replacements nominated by either the Supervisory Board or the shareholders. In the event that a list of replacement members is approved, such replacement members shall fill the positions left vacant by prematurely resigning Supervisory Board members in the order in which they are named on the list, subject to any other arrangement decided in the election.

(6) The members and replacement members of the Supervisory Board may, without providing a reason, resign from office by submitting two weeks' written notice to the Executive Board.

§ 11
Authority of the Supervisory Board

(1) The Supervisory Board, in its entirety, has the right to supervise the leadership of the Executive Board at any time, and correspondingly to examine and inspect all books and papers as well as the assets of the Company. During such inspection of company documents, the Supervisory Board shall be represented by its Chairperson or, if he is prevented from so acting, by his Vice Chairperson.

(2) The Executive Board shall keep the Supervisory Board regularly informed to the extent provided for by law. In addition, the Supervisory Board can demand reports concerning Company matters, concerning its legal and business relationships with affiliated enterprises as well as business transactions by such enterprises that could substantially influence the position of the Company.

§ 12
The Chairperson of the Supervisory Board

(1) The Supervisory Board shall elect a Chairperson and Vice Chairperson from its members for the term set forth in § 10, paragraph (2). The election shall take place directly following the Shareholders' Meeting at which the Shareholder members of the Supervisory Board were elected, in a session occurring without separate invitation.

(2) In the event that the Chairperson or the Vice Chairperson leaves office prematurely, the Supervisory Board shall hold a replacement election without delay.

§ 13
Calling of Supervisory Board Meetings

(1) Supervisory Board meetings shall be called by the Chairperson by delivering a written agenda three weeks prior to the meeting. In urgent cases, the Chairperson

may reduce the notice period to three days and convoke meetings orally, by telephone, telegraph, telefax, or by way of electronic media, in particular, by e-mail.

(2) In the event that more than one Supervisory Board member is absent from the adoption of a resolution, and the absent members fail to submit a proxy vote, then the adoption of the resolution can be postponed at the request of at least two present Supervisory Board members. In the event of such postponement, the new adoption of resolutions will take place at the next regular meeting of the Supervisory Board, to the extent that no special meeting has been called for that purpose. A second minority request for postponement of the adoption of resolutions shall not be granted.

(3) This does not apply to the provisions of § 110 of the Stock Corporation Act.

§ 14
The Adoption of Resolutions

(1) Resolutions of the Supervisory Board are ordinarily adopted during board meetings. The Chairperson of the Supervisory Board shall determine the order of business and the manner in which votes are to be taken. A record shall be kept of the discussions and resolutions of the Supervisory Board and shall be signed by the Chairperson of the Supervisory Board.

(2) The adoption of resolutions in writing, by telephone, by facsimile, telegraph or telex or other means of telecommunication and electronic data transfer is permitted, provided the Chairperson of the Supervisory Board decides on this form of adoption. Resolutions which were not adopted in meetings shall be recorded by the Chairperson and distributed to each member.

(3) The Supervisory Board is authorized to adopt resolutions when at least five of its members take part in the vote on such resolutions. Absent members can participate in the adoption of resolutions by casting their vote in writing, to be submitted by another member. Votes transmitted by telefax or by way of electronic media, in particular, by e-mail, shall be considered as written votes.

(4) Resolutions of the Supervisory Board require a simple majority of votes cast, to the extent that no other majority is required by law. In the event of a tie, a revote on the same issue must be taken not more than one month but not earlier than four days after the first vote; in the event of a second tie, the Chairperson of the Supervisory Board shall have the deciding vote.

(5) The Chairperson is authorized to implement the resolutions of the Supervisory Board and to submit the required declaration of intent.

(6) The appointment and removal of Executive Board members, like the appointment and removal of the Chairperson of the Executive Board and his Deputy, are obligations of the Supervisory Board. The resolution requires a simple majority of all Supervisory Board members.

(7) The invalidity of a Supervisory Board resolution can only be asserted within one month after submission of the meeting minutes.

§ 15
Rules of Procedure, Advisory Councils

(1)   The Supervisory Board shall provide its own rules of procedure.

(2)   The Supervisory Board can appoint advisory councils for special purposes, whose members need not be Supervisory Board members. It can create rules of procedure for such Advisory Councils and determine the compensation of its members.

§ 16
Supervisory Board Committees

(1)   The Supervisory Board may form one or more committees from among its members. To the extent permitted either by law or by the Articles of Association, the decision making authority of the Supervisory Board can be delegated to its committees.

(2)   For the adoption of resolutions in Supervisory Board committees, the rules set forth in § 14, paragraph (4), shall apply by analogy, subject to the proviso that for votes resulting in a tie, the vote of the Chairperson of the Supervisory Board shall be decisive, as long as he is a member of the committee. In addition, the provisions regarding the legal nature of the Supervisory Board shall apply correspondingly to its committees, to the extent that the law, the Articles of Association, and the rules of procedure do not contain divergent provisions.

§ 17
Compensation of the Supervisory Board

(1)   The members of the Supervisory Board shall receive, in addition to compensation for expenses incurred, a fixed annual remuneration in the amount of EUR 15.338,76 payable quarterly.

(2)   In addition, members of the Supervisory Board shall receive for their activities a variable remuneration in the amount of EUR 306,78 per year for each EUR 0,025 by which the consolidated annual profit per share exceeds the amount of EUR 0,51.

(3)   The Chairperson shall receive quadruple, and the Vice Chairperson double, the amounts named in paragraph (1) and (2). Turnover tax shall be reimbursed by the Company to the extent the members of the Supervisory Board have a right to receive such reimbursement and they exercise this right.

(4)   The above provisions shall first apply to the activities of the Supervisory Board Members as of the fiscal year 2002.

V.
The Shareholders' Meeting

§ 18
Calling of Shareholders' Meeting

(1)   The Shareholders' Meeting shall be called by the Executive Board or by the Supervisory Board, to be held in Monheim or at the office of a stock exchange in the Federal Republic of Germany.

(2)   The Shareholders' Meeting is to be convoked at least 30 days prior to the day by the expiration of which the shareholders have to register themselves pursuant to § 19 paragraph 1.

§ 19
Participation right, video and audio transmission

(1)   Only those shareholders are entitled to participate in the Annual General Meeting and to exercise their voting rights who have registered themselves by at the latest the expiration of the 7th day prior to the day of the Annual General Meeting in text form (§ 126b of the German Civil Code (BGB)) in the German or the English language.

(2)   In addition, the shareholders have to evidence their entitlement to participate in the Annual General Meeting and to exercise the voting rights. For this purpose, they have to submit a certificate in text form (§ 126b of the German Civil Code (BGB)) in the German or the English language issued by the depository institution and evidencing their share property by the expiration of the 7th day prior to the day of the Annual General Meeting. The certificate has to refer to the statutory record date.

(3)   The shareholders' meeting may be partly or completely transmitted by video and/or audio transmissions. The transmission may also be made in a form to which the public has unlimited access. The form of transmission shall be announced in the invitation.

§ 20
Voting Rights

(1)   Each ordinary share shall have one vote. Holders of preferred shares have no voting rights. However, insofar as voting rights for preferred shares are required by law, each preferred share shall have one vote.

(2)   Voting rights may be exercised by proxies. Proxies not issued to a credit institute or shareholders' association are to be granted in writing or, in the event that this is announced in the Company's designated journals together with the convocation of the General Shareholders' Meeting, in one of the methods determined in the announcement.

§ 21
Chairpersonship of the Shareholders' Meeting

(1)   The Shareholders' Meeting shall be chaired by the Chairperson of the Supervisory Board, or in case of his absence, by the Vice Chairperson or another member of the Supervisory Board, to be elected by the Supervisory Board. In the event that neither the Chairperson of the Supervisory Board, nor the Vice Chairperson, nor another member of the Supervisory Board is able to assume Chairpersonship of the Shareholders' Meeting, the Chairperson of the Shareholders' Meeting shall be elected by the Shareholders' Meeting under the supervision of the oldest shareholder present.

(2)   The Chairperson of the Shareholders' Meeting shall lead the meeting; he shall determine the order of the points of discussion and the voting procedures.

§ 22
Resolutions

(1)   Resolutions of the Shareholders' Meeting shall be adopted by a simple majority or, to the extent that a capital majority is required, by a simple majority of capital represented, as long as the law and the Articles of Association do not mandatorily provide otherwise.

(2)   The Chairperson shall determine the form and further details of the voting. The voting results shall be determined by a count of the yes and no votes. The method of counting, which can, for example, be carried out through the subtraction of all yes and no votes and abstentions from all votes which were entitled to be cast, shall likewise be determined by the Chairperson.

VI.
Annual Statement and Appropriation of Net Income

§ 23
Fiscal Year and Annual Statement

(1)   The fiscal year shall begin on January 1 and end on December 31 of the same year.

(2)   The Executive Board must prepare the annual financial statements and the profit and loss statement and notes (annual financial statements) as well as the management report within the first three months of each fiscal year for the previous fiscal year and must, without delay, send them together with the proposal for a shareholders' resolution regarding the appropriation of the distributable profits to the Supervisory Board.

(3)   The Supervisory Board shall submit its report to the Executive Board within one month after it has received the above-mentioned statements. In the event that this is not completed on time, The Executive Board shall immediately extend the deadline by, at most, one month. If the Supervisory Board report is not received by the Executive Board by expiration of this new deadline, then the annual statement shall count as not having been approved by the Supervisory Board.

§ 24
Appropriation of Net Earnings

(1)   In the event of approval of the annual financial statements at the Shareholders' Meeting, half of the net income is to be allocated to reserves. Prior to making such a reserve deposit, however, amounts that are required by law to be deposited into reserves as well as accumulated losses brought forward must first be deducted from the net income.

(2)   If the Executive Board and the Supervisory Board approve the financial statements, the net income can be allocated, either in full or in part, to other revenue reserves. However, a portion of more than half of the net income may not be allocated to other such revenue reserves, to the extent that such revenue reserves exceed half of the share capital, or would exceed half of the share capital upon deposit of such surplus. The second sentence of paragraph 1 shall apply correspondingly.

(3)   Paragraphs 1 and 2 notwithstanding, the Executive Board and the Supervisory Board may deposit the equity portion from the appreciation of fixed and current assets and the equity portion from the determination of taxable income required under German tax accounting rules, that are not permitted to be reported as specific items with an equity portion. The amount of these reserves must either be shown as a separate item on the balance sheet or in the notes.

(4)   The Shareholders' Meeting can, in the resolution over the appropriation of net retained profits, place additional amounts in revenue reserves or carry forward such revenue.

(5)   The shareholders have a right to be informed of net earnings, to the extent that this is not excluded from distribution to the shareholders by law or by resolution of the Shareholders' Meeting pursuant to paragraph (4) above or as an additional expense based on the resolution appropriating net retained profits.

(6)   To the extent the Company issues non-voting preferred shares, that portion of the net retained profits to be distributed to the shareholders will be allocated in the following order:

    (a)   Payment of existing arrears consisting of the share in the profits due the preferred shares in previous years in the order in which the arrears were accrued.

    (b)   Payment of the share in the profits due the preferred shares for the prior fiscal year.

    (c)   Payment of a dividend on ordinary shares up to the amount paid to the preferred shareholders for the proportion of profits due the preferred shares for the prior fiscal year.

    (d)   Payment of possible additional dividends on ordinary and preferred shares, in relation to their stake in the share capital in such a way that the preferred shares receive an additional dividend in excess of that distributed to ordinary shares, to the extent that such was provided for in the issue of the preferred shares.

§ 25
Amended Version

The Supervisory Board is authorized to adopt amendments that involve only the wording of the Articles of Association.

§ 26

The Company assumes the costs for the transformation and formation, limited to EUR 76.693,78.